AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

FRANKLIN LIMITED DURATION INCOME TRUST
(Name of Subject Company)

FRANKLIN LIMITED DURATION INCOME TRUST
(Name of Filing Person (Issuer))

COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)

35472T101
(CUSIP Number of Class of Securities)

Craig S. Tyle
One Franklin Parkway
San Mateo, CA  94403-1906
(650) 312-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION $52,335,194.60 (a)    AMOUNT OF FILING FEE: $10,467.04 (b)

(a) Pursuant to Rule 0‑11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 3,988,963 Common shares of Franklin Limited Duration Income Trust by $13.12, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on January 26, 2017.

(b) Calculated as 1/50 of 1% of the Transaction Valuation.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $10,467.04
Form or Registration No.: Schedule TO
Filing Party: Franklin Limited Duration Income Trust
Date Filed: January 30, 2017

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

EXPLANATORY NOTE

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on January 30, 2017, by Franklin Limited Duration Income Trust, a Delaware statutory trust (the "Fund"), relating to an offer to purchase for cash up to 3,988,963 shares of its issued and outstanding common shares, without par value, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.
ITEM 12.  EXHIBITS.

(a)(5)	Press Release dated March 7, 2017.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANKLIN LIMITED DURATION INCOME TRUST

/s/ Karen L. Skidmore
Karen L. Skidmore
Vice President and Secretary
March 7, 2017
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